Exhibit 99.3

Ascendis Pharma A/S Reports Third Quarter 2017 Financial Results

- Phase 3 Program for TransCon Growth Hormone Advances and TransCon PTH Enters the Clinic -

- Conference Call Today at 4:30 p.m. Eastern Time -

COPENHAGEN, Denmark, November 16, 2017/ Globe Newswire/ – Ascendis Pharma A/S (Nasdaq: ASND), a biopharmaceutical company that utilizes its innovative TransCon technology to address significant unmet medical needs in rare diseases, today announced financial results for the quarter ended September 30, 2017.

“We are making progress every day towards achieving our Vision 20/20 strategic plan to establish Ascendis as a leading, integrated rare disease biopharmaceutical company,” said Jan Mikkelsen, Ascendis Pharma’s President and Chief Executive Officer. “Recent clinical data and interactions with the medical community have reinforced our conviction that we can establish a leading position for each of our product candidates: TransCon Growth Hormone, TransCon PTH and TransCon CNP.”

Recent Corporate Highlights

•	Continued enrollment of subjects in the phase 3 heiGHt Trial for TransCon Growth Hormone in pediatric growth hormone deficiency

•	Initiated enrollment in the fliGHt Trial and prepared to initiate the enliGHten Trial as part of the pivotal TransCon Growth Hormone phase 3 program

•	Dosed the first subjects in a phase 1 trial for TransCon PTH. The single and multiple ascending dose trial is designed to evaluate the safety, tolerability, pharmacodynamics, and pharmacokinetics of TransCon PTH in healthy adults

•	Completed eight presentations describing the company’s potential best-in-class pipeline at the American Society for Bone and Mineral Research (ASBMR) annual meeting and the 10th International Meeting of Pediatric Endocrinology (IMPE), both in September 2017

•	Completed an underwritten public offering of 3,800,000 American Depositary Shares (ADSs) resulting in net proceeds to the company of €107.1 million. Subsequent to quarter end, the underwriters exercised their overallotment option to purchase an additional 570,000 ADSs, increasing net proceeds by approximately €16.2 million

•	Ended the quarter with cash and cash equivalents of €206.3 million on a reported basis, or €222.5 million on a pro forma basis when including the underwriters’ exercise of their overallotment option

Third Quarter 2017 Financial Results

For the third quarter, Ascendis Pharma reported a net loss of €33.9 million, or €1.04 per share (basic and diluted) compared to a net loss of €18.3 million, or €0.72 per share (basic and diluted) for the same period in 2016.

Research and development (R&D) costs for the quarter were €29.1 million compared to €16.5 million in the same quarter of 2016. Increased R&D costs in the 2017 quarter reflect the new and ongoing clinical trials and manufacturing costs for TransCon Growth Hormone, as well as costs of the ongoing clinical program for TransCon PTH, including preparations for a future phase 3 trial, and increased costs of advancing TransCon CNP.

General and administrative expenses for the third quarter of 2017 were €2.8 million compared to €2.6 million in the same quarter of 2016. The increase is primarily due to higher personnel costs.

As of September 30, 2017, the company had cash and cash equivalents of €206.3 million compared to €127.3 million as of June 30, 2017. As of September 30, 2017, Ascendis had 36,366,051 ordinary shares outstanding.

Conference Call and Webcast information

Ascendis Pharma will host a conference call and webcast today at 4:30 p.m. Eastern Time (ET) to discuss its third quarter financial results. The live conference call can be accessed at (844) 290-3904 (United States) and (574) 990-1036 (International). The access code for all callers is 1148588. The webcast can be accessed from the Investors & News section of the Ascendis Pharma website at www.ascendispharma.com, and will be available for replay for at least 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is applying the TransCon technology platform to build a leading rare disease commercial company. The company utilizes its innovative TransCon technology to address significant unmet medical needs in rare diseases by improving clinically validated parent drugs and creating therapies with potential for best-in-class efficacy, safety and/or convenience.

Ascendis Pharma has a wholly-owned pipeline of rare disease endocrinology programs, including once-weekly TransCon Growth Hormone, which is currently being evaluated in a phase 3 program for children with growth hormone deficiency (GHD), TransCon PTH, a long-acting prodrug of parathyroid hormone for hypoparathyroidism currently in a phase 1 trial, and TransCon CNP, a long-acting prodrug of C-type Natriuretic Peptide for achondroplasia. Additionally, Ascendis Pharma has multi-product collaborations with Sanofi in diabetes and Genentech in the field of ophthalmology.

For more information, please visit www.ascendispharma.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) our ability to utilize the TransCon technology to address significant unmet medical needs in rare diseases, (ii) our progress towards establishing ourselves as a leading, integrated rare disease biopharmaceutical company, (iii) our ability to establish a leading position for each of our product candidates, (iv) our ability to apply the TransCon technology platform to build a leading rare disease commercial company, (v) our expectations regarding our ability to create therapies with potential for best-in-class efficacy, safety and/or convenience and (vi) our product pipeline. We may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including the following: unforeseen safety or efficacy results in our TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs; unforeseen expenses related to the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs, general and administrative expenses, other research and development expenses and our business generally; delays in the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for planned clinical studies; and our ability to obtain additional funding, if needed, to support our business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to our business in general, see our current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F for the year ended December 31, 2016, which we filed with the SEC on March 22, 2017. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments we may enter into or make. We do not assume any obligation to update any forward-looking statements, except as required by law.

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (loss)

(In EUR'000s, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Revenue	434	1,169	1,250	3,563
Research and development costs	(29,067)	(16,510)	(71,555)	(46,031)
General and administrative expenses	(2,840)	(2,641)	(9,396)	(8,218)

Operating profit / (loss)	(31,473)	(17,982)	(79,701)	(50,686)

Finance income	165	18	453	1,491
Finance expenses	(2,809)	(347)	(10,765)	(3,111)

Profit / (loss) before tax	(34,117)	(18,311)	(90,013)	(52,306)

Tax on profit / (loss) for the period	240	57	291	249

Net profit / (loss) for the period	(33,877)	(18,254)	(89,722)	(52,057)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(5)	(1)	41	6

Other comprehensive income / (loss) for the period, net of tax	(5)	(1)	41	6

Total comprehensive income / (loss) for the period, net of tax	(33,882)	(18,255)	(89,681)	(52,051)

Profit / (loss) for the period attributable to owners of the Company	(33,877)	(18,254)	(89,722)	(52,057)
Total comprehensive income / (loss) for the period attributable to owners of the Company	(33,882)	(18,255)	(89,681)	(52,051)

	EUR	EUR	EUR	EUR
Basic earnings / (loss) per share	(1.04)	(0.72)	(2.76)	(2.07)
Diluted earnings / (loss) per share	(1.04)	(0.72)	(2.76)	(2.07)

Number of shares used for calculation (basic and diluted)	32,607,497	25,196,006	32,513,641	25,165,855

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

(In EUR'000s)

	September 30, 2017	December 31, 2016
Assets
Non-current assets
Intangible assets	3,495	3,495
Property, plant and equipment	2,519	2,350
Deposits	284	268

	6,298	6,113
Current assets
Trade receivables	444	287
Other receivables	608	640
Prepayments	7,204	1,962
Income taxes receivable	1,194	740
Cash and cash equivalents	206,292	180,329

	215,742	183,958

Total assets	222,040	190,071

Equity and liabilities
Equity
Share capital	4,884	4,354
Other reserves	19,969	13,005
Retained earnings	177,297	159,254

Total equity	202,150	176,613

Current liabilities
Trade payables and other payables	19,591	13,078
Deferred income	94	94
Income taxes payable	205	286

	19,890	13,458

Total liabilities	19,890	13,458

Total equity and liabilities	222,040	190,071

Internal contact:	Investor contact:	Media contact:

Scott T. Smith	Patti Bank	Ami Knoefler
Chief Financial Officer	Westwicke Partners	SparkBioComm
(650) 352-8389	(415) 513-1284	(650) 739-9952
ir@ascendispharma.com	patti.bank@westwicke.com	ami@sparkbiocomm.com

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